Exhibit 99

1 Investor Presentation JUNE 2020

2 Forward Looking Statements Certain statements in this presentation constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . Forward - looking statements in this presentation include, but are not limited to, statements relating to : the expected timing of the resumption and ramp up of production in various regions ; our actions in response to the COVID - 19 (Coronavirus) pandemic, including with respect to : resumption of production ; employee health and safety ; actions to maintain liquidity, including suspension of share repurchases for cancellation ; reductions or freezing of capital and other expenditures ; decremental margin expectations for the remainder of the year ; Magna’s ability to capitalize on growth opportunities in light - weighting, vehicle electrification, smart mobility solutions, autonomous driving and other automotive trends ; the timing and success of program launches ; the ability to successfully implement our product group strategic priorities ; our ability to successfully implement our financial strategy, including future returns of capital to our shareholders through dividends and share repurchases ; and expected free cash flow generation . Forward - looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines, including as a result of the COVID - 19 (coronavirus) pandemic; • intense competition; • potential restrictions on free trade; • trade disputes/tariffs; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 (Coronavirus) pandemic; • OEM consolidation; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • COVID - 19 (Coronavirus) shutdowns; • supply disruptions, including as a result of the COVID - 19 (coronavirus) pandemic; • climate change risks; • attraction/retention of skilled labour; IT Security/Cybersecurity Risk • IT/Cybersecurity breach; • Product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity costs; • declines in scrap steel prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Acquisition Risks • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop and commercialize innovative products or processes; • our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; and • changes in laws and regulations, including those related to vehicle emissions. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

• World’s 3rd largest automotive supplier by sales • Strong capabilities in lightweighting , powertrain/electrification, ADAS, seating and mechatronics • Complete vehicle operations are unique and positioned for smart mobility • Track record of returning capital to shareholders • Taking steps to address current environment • Strong liquidity position 3 Investment Profile

• Magna’s Response to COVID - 19 • Q1 2020 Update • Financial Strategy • Positioning for the Future 4 Agenda

5 MAGNA’S RESPONSE TO COVID - 19

• Developed protocols, assessment tools, and guidance documents – Disseminated health screening tools – Isolation and contact tracing guidelines – Decontamination procedures • Installed PPE and supplied personal protective gear to employees • Working with public health authorities – Sharing best practices – Established Smart Start Playbook 6 Health and Safety of Employees is Our #1 Priority

• Minimizing the impact on our employees – Maintaining benefits coverage throughout layoffs – Maximizing days at full compensation by utilizing vacation days – Engaging emergency wage protection programs and providing top - up payments – Providing regular communications with respect to company programs for physical and mental health 7 Health and Safety of Employees is Our #1 Priority (cont.)

• Highly coordinated response • Multiple workstreams formed across disciplines and geographies • Entrepreneurial culture drives an ownership mentality • Flexing our cost structure while continuing to support our customers • Executive management able to focus on long - term vision for Magna 8 Experienced Senior Management Team

• China – OEMs have restarted production – Vehicle sales continue to improve – We are now fully operational in our facilities – Lessons learned being shared globally • Europe – OEMs in the process of restarting • North America – Planning on restarts this month – Mexico could be a risk • Expecting a slow ramp in production in Europe and North America • Not seeing significant program delays 9 Restart of Production

• Close cooperation with customers, suppliers, local governments, and our employees • Smart Start Playbook provides a framework for restarting our facilities • Working closely with our supply chain 10 Restart of Production (cont.)

• Mercedes Benz G - Class assembly line in Graz, Austria among the first in Europe to successfully restart complete vehicle production 11 Restart of Production (cont.)

• Our value creation framework is intact – Entrepreneurial culture – Leading market positions – Global capabilities • Continue to invest for the future – New program launches – R&D • Industry trends largely unchanged – Magna well positioned as highlighted at Investor Day 12 Confident in Long - Term Position

13 Q1 2020 UPDATE

Q1-2020 Vehicle Production (incl. impact of COVID-19)

MAGNA

Region	YOY Change in Production
North America	-13%
Europe	-19%
China	-44%
Global	-27%

Estimated COVID-19 Impact on Magna's Q1 2020 Results:

Total Sales	~$1.1 billion
EBIT[1]	~$250 million

[1] EBIT impact includes ~$30 million mainly associated with top-up payments to employees

13

Significant Volume Declines impact Q1 2020 Sales

MAGNA


Sales
($Billions)
-18%
10.6
8.7
Q1 2019
Q1 2020
Global LV Production = -27%
Organic -14%

- COVID-19 (approx. -$1,100M)
- Other production and assembly volumes (-)
- Divestitures, net of acquisitions (-$325M)
- FX translation (-$152M)
- End of production of certain programs (-)
- Net customers price concessions (-)
- Launch of new programs (+)

14

16 Q1 2020 Adjusted EBIT % and Tax Rate Key Factors • COVID - 19 ~200BP ( - ) • Lower tooling contribution ( - ) • Operational underperformance at a BES facility ( - ) • Divestiture of FP&C ( - ) • Lower incentive compensation and profit sharing (+) • Favourable engineering resolution in CV (+) • Favourable Mercedes Benz G - Class mix (+) • Tax on foreign exchange gains reported for Mexican tax purposes but not for US GAAP 950 BP ( - ) Q1 2019 Q1 2020 Adjusted EBIT Margin % - 210 BP 6.8 4.7 Q1 2019 Q1 2020 Adjusted Effective Tax Rate % 23.7 34.7

Sales Decline Impacts Q1 2020 Earnings 17 • Lower Adjusted EBIT due to significant decline in sales ( - ) • Divestiture of FP&C ( - ) • Higher income tax rate ( - ) • Lower share count (+) Q1 2019 Q1 2020 1.63 0.86 Adjusted Diluted EPS ($)

Q1 2020 Segment Results (incl. COVID - 19 Impact) 18 BODY EXT. & STRUCTURES Q1 2019 Q1 2020 Sales 4,308 3,676 Adjusted EBIT 363 199 Adjusted EBIT % 8.4% 5.4% COVID - 19 - Sales - EBIT margin ~425 ~200 - 250BP ($Millions, unless otherwise noted) POWER & VISION Q1 2019 Q1 2020 Sales 3,083 2,523 Adjusted EBIT 216 135 Adjusted EBIT % 7.0% 5.4% COVID - 19 - Sales - EBIT margin ~300 ~200 - 250BP SEATING Q1 2019 Q1 2020 Sales 1,433 1,261 Adjusted EBIT 94 40 Adjusted EBIT % 6.6% 3.2% COVID - 19 - Sales - EBIT margin ~150 ~200 - 250BP COMPLETE VEHICLES Q1 2019 Q1 2020 Sales 1,928 1,321 Adjusted EBIT 28 50 Adjusted EBIT % 1.5% 3.8% COVID - 19 - Sales - EBIT margin ~225 ~25 - 50BP 1 It is difficult to determine with a high degree of accuracy the value of sales lost as well as the impact to EBIT specifically as a re sult of the temporary suspension of production at OEM plants brought on by COVID - 19. However, b ased on our expectations prior to the production suspensions compared to final production levels for the first quarter, we es tim ate such lost sales to have been approximately $1.1 billion and that Adjusted EBIT was negatively impacted by approximately $250 million.

19 FINANCIAL STRATEGY

20 Capital Allocation Principles Unchanged Ongoing focus on Free Cash Flow Generation and ROIC • Preserve liquidity and high investment grade credit ratings • Maintain flexibility to invest for growth • Board approved Q1 2020 dividend • Stopped share repurchases given ongoing uncertainty • Organic opportunities (disciplined capital spending) • Innovation • Acquisitions that fit product strategy Maintain Strong Balance Sheet 1 Invest for Growth 2 Return Capital to Shareholders 3

Strong Liquidity Position 21 Available Operating & Term Lines of Credit 1 $3,072 Cash & Cash Equivalents $1,146 Total Available Liquidity (3/31/20) $4,218 Increase in Short Term Revolver (4/13/20) 2 $700 Pro - forma Total Available Liquidity (3/31/20) ~$4.9 Billion 1 Includes global credit facility of $2.75 billion that expires in June 2024 2 We amended our 364 - day syndicated revolving credit facility, including to increase the size of the facility from US$300 million to US$1.0 billion and extend its maturity date to April 12, 2021, from June 2020 ($Millions, unless otherwise noted) Also Recently Filed $2B Shelf Prospectus

Conservative Adjusted Debt to Adjusted EBITDA 22 Q1 2020 LTM EBITDA $ 3,588 Lease Adjustment $ 316 Other $ (10) Adjusted EBITDA $ 3,894 Debt per Balance Sheet $ 3,114 Lease Liability per Balance Sheet $ 1,804 Other $ 237 Adjusted Debt $ 5,155 Adjusted Debt / Adjusted EBITDA 1.32x ($Millions, unless otherwise noted)

23 No Significant Debt Repayments Until 2022 Estimated Future LTD Principal Repayments 1 ($Millions) 2020 2021 2022 2023 2024 Thereafter 338 619 751 1,321 33 106 1 Excludes operating leases

24 Proven Track Record of Returning Capital to Shareholders Returned ~$313M in Q1 2020 2017 - 2019 Share Repurchases $ 4.4B 85 million shares Returned $ 5.7 B Since 2017 Dividends $ 1.3 B

• Withdrew our Outlook given business uncertainty • Decremental margin in the low 20% range for balance of the year is reasonable – Various puts and takes can impact decrementals, including Q2 top - up payments • Working capital expected to be a use of cash as sales increase sequentially • Reasonable to assume we can reduce capital for 2020 by 10 - 15% 25 2020 Considerations

26 POSITIONING FOR THE FUTURE

27

Select Technologies Supporting Trends

MAGNA

Smart Access



Reconfigurable Seating



Battery Frames



27

Powertrain Electrification is Growing…

MAGNA


2019
40%
51%
3%
4%
2%
2025
38-46%
11-19%
27-29%
7-9%
5-8%
2030
26-29%
17-19%
28-29%
11-17%
10-15%

- Internal Combustion Engine (ICE)
- Micro Hybrid: ICE with 12V start/stop functionality & regeneration capability
- Mild Hybrid: ICE with 48V start/stop functionality, regeneration & boosting capability
- PHEV/HEV: ICE with high voltage eMachine, full electric driving, external charging
- EV: No ICE; battery or fuel cell electric vehicle

eMobility Market (Mild Hybrid, PHEV/HEV, EV)

Source: Magna OEM Fleet Analysis December 2019

28

Positioned for Powertrain Electrification Significant Booked eMobility Contracts 30 ICE & STOP - START HYBRID ELECTRIC

31 Positioned to Help Reduce Vehicle Weight Hot Stamping Casting Composite Liftgates • Broadest offering of lightweight design and manufacturing solutions • Ability to support OEMs with comprehensive engineering for product and process design • Strong know - how in joining multi - materials • Global footprint allows us to win, support and launch either regional or global programs

32 Autonomy Will Continue to Proliferate Source: Magna Internal ADAS market forecast December 2019 Level 0 Level 1 Level 2 Level 3 Level 4 Level 5 57% 32% 28% 36% 28% 17% 5% 2% 5% 1% 2019 2030 2025 12% 34% 13% 30%

33 Magna’s ADAS Hardware Building Blocks Radar LiDAR Domain Controller Single and Multi Camera Front Camera Ultrasonic Sensors

Consumer Focused Vehicles Mobility Vehicles Providing Services Flexible Architecture 34 Positioned for Smart Mobility Body & Structure ADAS/Electronics/ Mechatronics Seating Powertrain Complete Vehicle Design, Engineering and Assembly

• Taking step to address current environment • Strong liquidity position • Preparing for restart of production • Continuing to invest for the future • Well positioned for future mobility 35 In Summary

36 APPENDIX

• A number of our facilities producing masks, face shields, gowns, and ventilator components • Donating PPE to hospitals, meals to health care workers, and hygiene kits to shelters 37 Supporting Fight Against COVID - 19

New Launches Ramping Up 38 Ford Escape Cadillac Escalade Mercedes - Benz GLE Coupe Ford Mustang Mach E Ford Maverick Jeep Grand Cherokee 3 - Row NORTH AMERICA             Body  Power & Vision  Seating   

New Launches Ramping Up 39 Volkswagen Caddy BMW 2 - Series Porsche Taycan Cross Turismo Nissan Qashqai Mercedes - Benz GLA Volkswagen ID.4 EUROPE                Body  Power & Vision  Seating

New Launches Ramping Up 40 Mercedes - Benz GLB Ford Explorer BMW X2 Cadillac CT4 Geely 05 Chevy Blazer ASIA            Body  Power & Vision  Seating   

• Lightweight solution debuted on the 2020 Toyota Supra • Space frame reinforcement solution enables 10% mass reduction and is first application in the automotive industry • Expect significant growth in liftgates going forward 41 PACE Award for Composite Liftgate

Q1 2020 Sales Performance vs Market 42 Q1 2020 vs Q1 2019 Reported Organic 1 Unweighted Performance vs Global Production Weighted Performance vs Global Production Body Exteriors & Structures (15%) (14%) 13% 2% Power & Vision (18%) (5%) 22% 11% Seating (12%) (13%) 14% 3% Complete Vehicles (31%) (29%) (2%) (13%) TOTAL SALES (18%) (14%) 13% 2% Unweighted Production Growth (27%) Weighted Production Growth 2 (16%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production

43 Disciplined Capital Spending Profile Capital Spending ($Billions) 2016 2017 2018 2019 1.8 1.9 1.7 1.4 % of Sales ~5.25 5.12 4.04 3.65

44 Strong Free Cash Flow Generation 1 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minu s c apital spending minus investment in other assets 2016 2017 2018 2019 1.1 1.2 1.6 Free Cash Flow 1 ($Billions) 2.3

45 Long History of Increasing Dividend 1 Based on Q4 run rate Annualized Dividend 1 ($ per share) Q410 Q411 Q412 Q413 Q414 Q415 Q416 Q417 Q418 Q419 0.64 0.76 0.88 1.00 1.12 1.32 14% CAGR 0.55 0.50 1.46 1.60